VORTEC ELECTRONICS, INC.
No. 16D, Jalan 6/5 Taman Komersial
Pandan Indah, Malaysia

July 8, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-3561

Attention:  Dorine H. Miller

Re:         Vortec Electronics, Inc.
Post-effective Amendemnt No. 1 to Registrant Statement on Form S-1
Filed on June 9, 2010
File No. 333-143975

Dear Ms. Miller:

I write on behalf of Vortec Electronics, Inc., (the “Company”) in response to Staff’s letter of July 2, 2010 of the United States Securities and Exchange Commission (the “Commission”).  As requested, the Company has amended its registration statement with the requested information below.

General

1.
It appears that the prospectus has been in use for more than nine months after the effective date of the registration statement and that audited financial statements contained therein are older than 16 months and that you have not sought to update the prospectus pursuant to Section 10(a)(3) of the Securities Act.  Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

In response to this comment, no offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Vortec Electronics, Inc.

By:       /s/ Melissa Lopez
             Melissa Lopez
Title:    President, Chief Executive Officer and Director